Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the Company convened on Wednesday, 16 September 2015 (in terms of the notice of annual general meeting posted to shareholders on 15 June 2015), all of the ordinary and special resolutions tabled thereat were passed by the requisite majority of MiX Telematics shareholders.

Details of the results of voting at the annual general meeting are as follows:

-	total number of MiX Telematics shares that could have been voted at the annual general meeting: 793 175 000
-
total number of MiX Telematics shares that were present/represented at the annual general meeting: 695 494 754 being 88% of total number of MiX Telematics shares that could have been voted at the annual general meeting.

Special Resolution 1: Repurchases of securities
Shares voted* 695 448 804	For 663 160 678, being 95.35722%	Against 32 288 126, being 4.64278%	Abstentions^ 45 950, being 0.00579%
Special Resolution 2: Approval of fees payable to non-executive directors
Shares voted* 661 090 179	For 660 692 198, being 99.93980%	Against 397 981, being 0.06020%	Abstentions^ 34 404 575, being 4.33758%
Ordinary Resolution 1: Adoption of annual financial statements
Shares voted* 695 066 304	For 694 721 554, being 99.95040%	Against 344 750, being 0.04960%	Abstentions^ 428 450, being 0.05402%
Ordinary Resolution 2 : Control over unissued ordinary shares in respect of the MiX Telematics Long-Term Incentive Plan
Shares voted* 661 108 304	For 583 022 796, being 88.18870%	Against 78 085 508, being 11.81130%	Abstentions^ 34 386 450, being 4.33529%
Ordinary Resolution 3: Re-election of R Bruyns as a director of the Company
Shares voted* 637 276 107	For 632 480 707, being 99.24752%	Against 4 795 400, being 0.75248%	Abstentions^ 58 218 647, being 7.33995%
Ordinary Resolution 4: Re-election of A Welton as a director of the Company
Shares voted* 660 990 179	For 656 272 704, being 99.28630%	Against 4 717 475, being 0.71370%	Abstentions^ 34 504 575, being 4.35018%
Ordinary Resolution 5: Confirmation of appointment of M Lamberti as a director of the Company
Shares voted* 660 990 179	For 631 779 858, being 95.58082%	Against 29 210 321, being 4.41918%	Abstentions^ 34 504 575, being 4.35018%
Ordinary Resolution 6: Confirmation of appointment of M Akoojee as an alternate director to Mark Lamberti
Shares voted* 660 989 554	For 656 216 704, being 99.27792%	Against 4 772 850, being 0.72208%	Abstentions^ 34 505 200, being 4.35026%

Ordinary Resolution 7.1: Re-appointment of A Welton as a member of the Audit and Risk Committee
Shares voted* 692 556 529	For 692 290 654, being 99.96161%	Against 265 875, being 0.03839%	Abstentions^ 2 938 225, being 0.037044%
Ordinary Resolution 7.2: Re-appointment of R Bruyns as a member of the Audit and Risk Committee
Shares voted* 668 842 457	For 652 534 432, being 97.56175%	Against 16 308 025, being 2.43825%	Abstentions^ 26 652 297, being 3.36020%
Ordinary Resolution 7.3: Re-appointment of C Ewing as a member of the Audit and Risk Committee
Shares voted* 692 556 529	For 695 290 654, being 99.96161%	Against 265 875, being 0.03839%	Abstentions^ 2 938 225, being 0.37044%
Ordinary Resolution 7.4: Re-appointment of E Banda as a member of the Audit and Risk Committee
Shares voted* 692 556 529	For 676 397 254, being 97.66672%	Against 16 159 275, being 2.33328%	Abstentions^ 2 938 225, being 0.37044%
Ordinary Resolution 8: Re-appointment of auditors
Shares voted* 695 111 804	For 695 108 054, being 99.99946%	Against 3 750, being 0.00054%	Abstentions^ 382 950, being 0.04828%
Ordinary Resolution 9: Signature of documentation
Shares voted* 695 113 129	For 695 109 379, being 99.99946%	Against 3 750, being 0.00054%	Abstentions^ 381 625 being 0.04811%
*excluding abstentions
^in relation to total number of shares in issue

16 September 2015

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